Exhibit 99.1

FOR IMMEDIATE RELEASE

Sundial Growers to Report Second Quarter 2019 Financial

Results on August 14, 2019

Calgary, AB (August 7, 2019) – Sundial Growers (Nasdaq: SNDL) (“Sundial” or the “Company”) announced today that it will release its second quarter financial results on August 14, 2019 prior to Nasdaq market opening. This will be Sundial’s inaugural quarterly earnings release as a public company following its listing on Nasdaq on August 1, 2019.

Sundial will host a conference call and webcast at 8:30 a.m. EDT (6:30 a.m. MDT) on August 14, 2019. Sundial will discuss financial results and provide a general business update.

CONFERENCE CALL ACCESS

Callers may access the conference call via the following phone numbers:

Canada/USA Toll Free: 1-800-319-4610

International Toll: +1-604-638-5340

UK Toll Free: 0808-101-2791

Callers should dial in 5-10 minutes prior to the scheduled start time.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

WEBCAST

To access the live conference call webcast, please visit the following link:

http://services.choruscall.ca/links/sundialgrowers20190814.html

A replay will be available for three months following the conference call.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

o	Heal – cannabis products used as prescription medicine

o	Help – cannabis products that strive to promote health and wellness through CBD

o	Play – cannabis products to enhance social, spiritual and recreational occasions

Sundial is a global cannabis company with facilities in Canada and the United Kingdom, providing quality and consistent products consumers can trust.

In Canada, we grow ‘craft-at-scale’ cannabis using purpose-built modular facilities and award-winning genetics. Sundial’s flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding, with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, which brings economic benefits to the local communities in which operate.

Media Contact:

Sophie Pilon, Corporate Communications Manager

Sundial Growers Inc.

O: 1.587.327.2017

C: 1.403.815.7340

E: spilon@sundialgrowers.com

Investor Relations Contact:

Jayson Moss, Investor Relations

Sundial Growers Inc.

C: 1.604.375.3599

E: jmoss@sundialgrowers.com